Evenflo & Spalding Holdings Corporation
                         Management Incentive Bonus Plan
                                January 15, 1997

                         Management Incentive Bonus Plan

I.    Eligibility

      The Evenflo & Spalding Holdings Corporation ("E&S") Management Incentive Bonus Plan ("MIBP") is a cash bonus plan intended to provide special recognition for key management members based on their individual contribution and their business unit's performance. Bonus levels are based on competitive market information.

      Participation in the MIBP is limited to those individuals whose management positions give them a significant opportunity to directly influence profitability and to contribute to the business unit's success. More specifically:

      o All employees in Grades 83 and above are automatically eligible for participation. However, a Business Unit Headquarter's President ("President"), with the Chief Executive Officer's ("CEO") or the Chief Operating Officer's ("COO") approval, may exclude an employee from participation.

      o  Employees below Grade 83 are not eligible for participation.

      o Including employees of newly acquired business units requires CEO or COO approval.

      o When necessary to obtain a highly qualified candidate, with the President's approval, a bonus may be guaranteed at the time of hire. The CEO or COO must approve a bonus guarantee in excess of the guideline bonus percentage.

      o Employees must complete the fiscal year ending September 30 (the "fiscal year") to be eligible.

      o Employees who leave the company after the end of the fiscal year but before bonus payment will be paid an earned bonus based on their individual performance (see Section V).

II.   Factors Affecting Bonus Awards

      There are four factors affecting bonus awards which are discussed in detail in succeeding sections.

      o  Guideline Bonus Funds

      o  Measuring Organizational Performance

      o  Individual Performance Appraisal

      o  Discretionary Review

III.  Guideline Bonus Funds

      The first step in generating the bonus fund is to calculate guideline bonuses based on the salaries and corresponding guideline bonus percentages for the relevant grades of each participant in the bonus group (see Exhibit A).

                         Management Incentive Bonus Plan

      A. Guideline Bonus Percentages

         Salary ranges and guideline bonuses (expressed as a percentage of salary) have been established for Grades 83 and above, taking the following points into consideration:

         o E&S provides participants with a base salary system designed to be competitive.

         o Bonus opportunities have been designed to be large enough to provide a meaningful incentive, but not so large that they place too much of a participant's income at risk.

         o The higher the salary grade and, thus presumably, the greater the impact on profits, the larger the bonus opportunity. The guideline bonus percentages range from 15% to 80%.

      B. Calculating Guideline Bonus Funds

         The guideline bonus for each participant is calculated by multiplying the individual's salary by the guideline bonus percentage applicable to the job's grade classification. The guideline bonuses for all participants in the business unit are then added together to establish the total guideline bonus fund for that business unit.

         The following special interpretations are used in calculating the total guideline bonus fund:

         o Salary is base salary exclusive of bonuses, relocation allowances, or any other supplementary income.

         o Bonus is based on the actual salary paid during the fiscal year. This automatically puts a pro rata share on new hires and salary increases during the fiscal year.

         o In the case of reclassification or promotion, the higher percentage of bonus is applicable for the full fiscal year.

         o Salaries of employees who leave the company prior to fiscal year end will not be included when calculating the bonus fund.

         o For employees who are not in the MIBP for the full fiscal year, only the salary for that portion of the fiscal year they are on bonus will be included in the calculation of the bonus fund.

         o The salary of an employee who has negotiated a special arrangement to be paid regardless of the performance measures of MIBP will not be included in calculating the bonus fund.

         o A transferee's salary will normally be included in the receiving business unit's calculations with a pro rata charge-back to the relinquishing business unit. The relinquishing business unit will not include the salary of a department transferee in its bonus fund.

                         Management Incentive Bonus Plan

         o Should a transferee work part of the year for a business unit that does not earn a bonus, the transferee's bonus will be determined and charged against the bonus fund available for the business unit earning a bonus for the period that the employee worked for such business unit. The bonus will be paid by the present unit and charged to the unit earning a bonus. Exceptions will be decided at the time of transfer.

IV.   Measuring Organization Performance

      Actual bonus funds depend upon the performance of each business unit (Corporate and the individual business units). The guideline bonus fund for each business unit is adjusted at fiscal year end based on the performance of each business unit against the preestablished performance objective.

      The performance objective is "Adjusted Earnings", which is generally defined as follows:

      o  Corporate - E&S's consolidated EBITDA less net interest expense.

      o Each headquarters business unit - the unit's consolidated EBITDA less net interest expense (or plus net interest income) less a capital charge on net assets employed.

      o Each operating unit reporting to a headquarters business unit - the operating unit's EBITDA less net interest expense (or plus net interest income) less a capital charge on net assets employed.

      The Compensation Committee of the Board of Directors approves all performance objectives and has the right to change or modify performance objectives for any business unit.

      Where possible, the performance objective will be compared with the performance of similar types of businesses, as well as prior performance.

      The performance of the business unit against its performance objective is calculated in order to determine the performance adjustment of the fund (See Exhibit A). Bonus awards will only be paid upon 100% achievement of the performance objective and are subject to a discretionary review as outlined in Section VI.

V.    Individual Performance Appraisal

      Individual performance is measured against specific job objectives to arrive at the bonus award to be paid. The following procedure is used to determine individual performance:

      o At the beginning of the fiscal year each participating supervisor and subordinate will agree on and commit to writing at least five major performance targets. To be meaningful, these targets should be specific and measurable job objectives.

      o At the end of the fiscal year the supervisor will assess the degree to which these performance targets and normal position requirements were achieved. As a means of translating these assessments to weightings, the following guide is recommended:

                         Management Incentive Bonus Plan

                                                               Weighting for
            Performance Appraisal                              Bonus Awards
            ---------------------                              ------------
            Exceeded most performance objectives               110% to 150%
            Met most performance objectives                     90% to 110%
            Failed to achieve most performance objectives        50% to 90%
            Unacceptable performance                                     0

            At the supervisor's discretion, these weightings may be increased or decreased, depending on additional factors that will be taken into consideration, such as:

            o  Degree of difficulty of performance targets.

            o How well the individual has responded to changes during the fiscal year.

            o  How effectively the individual deals with people.

            o  Unplanned contributions.

      o The performance weightings will then be multiplied by the bonus fund available to arrive at individual first-cut bonus awards.

      o If the total of the first-cut bonus awards is different from the total bonus fund available, amounts will be adjusted accordingly to arrive at the individual final bonus awards (see Exhibit A).

VI.   Discretionary Review

      Actual results not related to business unit management performance may be generated as a result of short-term factors over which the company has no control (such as the strike at a competitor's plant or the loss of a production facility due to an act of nature). Because of such factors, the bonus fund is subject to evaluation by the Compensation Committee for all officers, based on a recommendation by the CEO. The respective Presidents and the appropriate division heads participate in this review with discretionary weightings applied as necessary.

      Such adjustments may not result in bonus funds exceeding 200% of guideline bonus.

VII.  Bonus Processing Procedure

      At the beginning of the fiscal year, the CEO will obtain the Compensation Committee's approval on the current year performance objectives.

      At fiscal year end, the Corporate Controller will issue worksheets to each headquarter's Employee Relations Department to be used in evaluating actual business unit and individual performance.

      The headquarters Employee Relations Department will return the completed worksheets to the Corporate Controller.

                         Management Incentive Bonus Plan

The Corporate Controller will calculate each business unit's achievement against performance objectives. Each business unit will receive the calculation for review and verification.

The CEO, COO, and Presidents will then review and modify if needed.

Final approval of individual performance ratings rests with the CEO. Any special arrangements that have been made with the CEO (such as applying other salary figures, including/excluding certain individuals as part of the regular business unit, or allocating special bonuses for the fiscal year for certain individuals) are to be indicated on the approved worksheets.

Final business unit achievement calculations will be approved by the Compensation Committee and then issued by the Corporate Controller to each headquarters Employee Relations Department.

Bonuses will be paid to participants at a date determined by the Compensation Committee, usually no earlier than December 1 and no later than January 15.

                     Evenflo & Spalding Holdings Corporation
                         Management Incentive Bonus Plan
                                Bonus Award Form
                       Business Unit ____________________
                                                                       Exhibit A

                                      Guideline Bonus   Performance   Available
                                      ---------------   Adjustment      For      Performance      First       Final
Name             Grade   Salary       %        Amount     @ 115%      Managers    Weighting        Cut        Bonus
----             -----   ------      --        ------   ---------     ---------  -----------       ---        -----
                                                           (b)                                                  (c)
BU Head(a)        95     200,000     45%      90,000     103,500         --      (Final Award)      --       103,500

Mgr. A            89     120,000     30%      36,000      41,400       41,400        100%         41,400      41,400

Mgr. B            87     100,000     25%      25,000      28,750       28,750         75%         21,563      21,600

Mgr. C            85      80,000     20%      16,000      18,400       18,400        110%         20,240      20,250

Mgr. D            83      60,000     15%       9,000      10,350       10,350        150%         15,525      15,550
                          ------               -----      ------       ------                     ------      ------

Total Bonus Fund         560,000             176,000     202,400       98,900                     98,728     202,300
                                               (d)                                                 (d)

(a) Business Unit Head (BU Head) - This executive is not subject to performance weighting.
(b) The performance adjustment is the relationship of actual performance versus the performance objective.
(c)   Final bonus is rounded to the next highest even $50.
(d) These two columns need not total the exact same amount because final bonus is rounded to the next highest $50.